Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM AUSTRALIA, CANADA, SOUTH AFRICA OR JAPAN OR ANY OTHER JURISDICTION WHERE SUCH DISTRIBUTION WOULD BE UNLAWFUL.

BURNING ROCK BIOTECH LIMITED – Approval and Publication of Prospectus

27 October 2022

This announcement is an advertisement for the purposes of the Prospectus Regulation Rules of the Financial Conduct Authority (“FCA”) and is not a prospectus nor an offer of securities for sale in any jurisdiction.

Neither this announcement, nor anything contained herein, nor anything contained in the prospectus (the “Prospectus”) referred to herein shall form the basis of, or be relied upon in connection with, any offer or commitment whatsoever in any jurisdiction. Investors should not subscribe for or purchase any securities referred to in this announcement except solely on the basis of the information contained in the Prospectus, including the risk factors set out therein, published in connection with the admission (the “Admission”) of the Company’s American depositary shares (the “ADSs”) to the standard listing segment of the Official List of the FCA and to trading on the Main Market of London Stock Exchange plc (the “LSE”) by way of a direct listing (the “Direct Listing”).

Burning Rock Announces Publication of Prospectus in connection with Direct Listing on the London Stock Exchange

London, 27 October 2022: Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”), a company focusing on the application of next generation sequencing (NGS) technology in the field of precision oncology, announces that, further to its announcement of 21 October 2022, a Prospectus dated today has been approved by the FCA in connection with the Admission and Direct Listing.

A copy of the Prospectus has been submitted to the National Storage Mechanism of the FCA and will be available for inspection at the following link: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

A copy of the Prospectus will also be available online on the Company’s website at http://ir.brbiotech.com.

Burning Rock’s ADSs will continue to be listed and traded on the Nasdaq Global Market, with those ADSs being fully fungible with the ADSs listed on the LSE. Custodial and depositary links will be established between Euroclear, Clearstream and DTC to facilitate the cross-market transfers of the ADSs associated with secondary market trading.

The Admission and Direct Listing are expected to be effective on or about 1 November 2022 at 8:00 am (London time). Trading of the ADSs on the LSE under the ticker “BNR” will commence at the same time.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: www.brbiotech.com.

Enquiries:

Contact: IR@brbiotech.com

Appendix1

The following tables set out the Company’s consolidated capitalisation and unaudited indebtedness as at 31 August 2022 (USD, thousands).

As at 31 August 2022 ($ thousands) (unaudited)
Total Current Debt	21,099

Guaranteed	—
Secured	—
Unguaranteed/ unsecured	21,099

Total Non-Current Debt	4,004

Guaranteed	—
Secured	—
Unguaranteed/ unsecured	4,004

Shareholders’ equity	223,199

Share Capital	21
Legal reserve(s)	—
Other reserves	223,178

Total capitalisation	248,302

There has been no material change in the capitalisation of the Group since 31 August 2022.

The following tables set out the Group’s net indebtedness as at 31 August 2022 (USD, thousands).

As at 31 August 2022 ($ thousands) (unaudited)
A. Cash	155,562
B. Cash equivalents	—
C. Other current financial assets	21,882
D. Liquidity (A) + (B) + (C)	177,444

E. Current financial debt (including debt instruments, but excluding current portion of non-current financial debt)	21,099
F. Current portion of non-current debt	—
G. Current financial indebtedness (E) + (F)	21,099

H. Net current financial indebtedness (G) – (D)	(156,345)

I. Non-current financial debt (excluding current portion and debt instruments)	4,004
J. Debt instruments	—
K. Non-current trade and other payables	—
L. Non-current financial indebtedness (I) + (J) + (K)	4,004

M. Total financial indebtedness (H) + (L)	(152,341)

There are no contingent or indirect liabilities.

Further Updates

There has been no material change in the Group’s indebtedness since 31 August 2022.

***

[1]	Text included in Prospectus.

Important Legal Information

The information contained in this announcement is for background purposes only and does not purport to be full or complete, nor does this announcement constitute or form part of any invitation or inducement to engage in investment activity. No reliance may be placed by any person for any purpose on the information contained in this announcement or its accuracy, fairness or completeness. The contents of this announcement are not to be construed as legal, financial or tax advice.

This announcement is not for release, publication or distribution, directly or indirectly, in or into Australia, Canada, South Africa or Japan or in any other jurisdiction where, or to any person to whom, to do so would constitute a violation of applicable law or regulation.

These materials do not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any ADSs or any other securities, nor shall it (or any part of it), or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefore.

This announcement may include forward-looking statements, which are based on current expectations and projections about future events. These statements may include, without limitation, any statements preceded by, followed by or including words such as “target”, “believe”, “expect”, “aim”, “intend”, “may”, “anticipate”, “estimate”, “plan”, “project”, “will”, “can have”, “likely”, “should”, “would”, “could” and any other words and terms of similar meaning or the negative thereof. These forward-looking statements are subject to risks, uncertainties and assumptions about Burning Rock and its subsidiaries. In light of these risks, uncertainties and assumptions, the events in the forward-looking statements may not occur. Past performance cannot be relied upon as a guide to future performance and should not be taken as a representation that trends or activities underlying past performance will continue in the future. No representation or warranty is made or will be made that any forward-looking statement will come to pass. The forward-looking statements in this announcement speak only as at the date of this announcement.

Burning Rock expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statements contained in this announcement and disclaims any obligation to update its view of any risks or uncertainties described herein or to publicly announce the results of any revisions to the forward-looking statements made in this announcement, whether as a result of new information, future developments or otherwise, except as required by law.

The information in this announcement is subject to change. Persons viewing this announcement should ensure that they fully understand and accept the risks set out in the Prospectus.

Unless otherwise indicated, market, industry and competitive position data are estimates (and accordingly, approximate) and should be treated with caution. Such information has not been audited or independently verified, nor has the Group ascertained the underlying economic assumptions relied upon therein. Certain data in this announcement, including financial, statistical, and operating information has been rounded. As a result of the rounding, the totals of data presented in this announcement may vary slightly from the actual arithmetic totals of such data.

For the avoidance of doubt, the contents of the Company’s website are not incorporated by reference into, and do not form part of, this announcement.

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